

June 12, 2008

Mr. Qin Long
Chief Executive Officer, Rub A Dub Soap, Inc.
No. 177, Chenyang Section
308 National Highway
Danshan Industrial Area
Qindao, China 266109

Re: **Rub A Dub Soap, Inc.**
              Form 10-KSB for the fiscal year ended May 31, 2007
              Form 8-K filed November 14, 2007
              File No. 0-52142

Dr. Mr. Long

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Tricia Armelin, Staff Accountant at (202) 551-3747, or, in their absence, to the undersigned at (202) 551-3768.

                     Sincerely,

                     John Cash
                     Branch Chief